China Yuchai International Announces Management Change

Singapore, Singapore – May 31, 2016 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today the appointment of Dr. Thomas Khong Fock Phung as its new Chief Financial Officer (“CFO”) with effect from June 1, 2016. Dr. Phung takes over from Mr. Kok Ho Leong who will be relinquishing his position in order to assume the CFO role at Hong Leong Asia Ltd (“HLA”), China Yuchai’s parent company.

Dr. Phung has over 20 years’ experience in both the manufacturing and service sectors. Prior to this appointment, Dr. Phung was the East Asia Pacific Finance Director for Alstom Transport (Singapore) Pte Ltd (“Alstom”). Prior to Alstom, Dr. Phung was with Bombardier Transportation group as Director Controlling Asia Pacific for four years and Commercial Manager/Site Controller of joint venture operations in China for three years. Preceding this, he was Finance Director & Deputy General Manager at Shandong Asia Pacific SSYMB Pulp & Paper Co. Ltd. where he was based in Shandong, China for three years. Dr. Phung has also worked at Thales GeoSolutions (Asia Pacific), Glaxo SmithKline Singapore Pte Ltd and Baker Oil Tools, a Baker Hughes company. Dr. Phung started his career as a credit authorizer at Bank of America in Singapore.

Dr. Phung has, in the course of his career gained extensive experience in financial reporting, tax planning, financial control analysis, cost and management accounting, budgeting and cash management. Dr. Phung received his PhD in Finance from Cass Business School, City University in London in 1998 and an MBA in Financial Management from Hull University Business School in Hull, UK in 1994.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2015, GYMCL sold 364,567 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information, please contact:

Dixon Chen
Tel: +1-646-726-6511
Email: cyd@bluefocus.com